05036209

:D STATES
:CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-1068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING November 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Neuberger Berman, LLC

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew S. Stadler 646-497-4506
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 31 2005
WASH. D.C.
179

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page.**
X	(b)	**Consolidated Statement of Financial Condition.**
	(c)	**Consolidated Statement of Income.**
	(d)	**Consolidated Statement of Cash Flows.**
	(e)	**Consolidated Statement of Changes in Member's Capital.**
	(f)	**Consolidated Statement of Changes in Subordinated Liability.**
	(g)	**Computation of Net Capital.**
	(h)	**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
	(j)	**A reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.**
	(k)	**A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
	(l)	**An Oath or Affirmation.**
	(m)	**A copy of the SIPC Supplemental Report.**
	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
	(o)	**Supplemental commodities schedules, pursuant to CFTC regulations.**
	(p)	**Independent Auditors' Report on Internal Accounting Control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

OATH OR AFFIRMATION

I, Matthew S. Stadler, affirm that, to the best of my knowledge and belief the accompanying consolidated statement of financial condition and supplementary schedules pertaining to the firm of Neuberger Berman, LLC and Subsidiaries, as of November 30, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as a member or allied member of the New York Stock Exchange, Inc., I affirm that the accompanying consolidated financial statements and supplementary schedules as of November 30, 2004, will promptly be made available to those Neuberger Berman, LLC members and allied members whose signatures do not appear below.

Matthew S. Stadler
Chief Financial Officer

Notary Public

Yolanda Bobb
Notary Public, State of New York
No. 01FA6006435
Qualified in Kings County
Certificate Filed in New York County
Commission Expires May 4, 2006

January 28, 2005

Neuberger Berman, LLC and Subsidiary

(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

November 30, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Neuberger Berman, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiary (the "Company") as of November 30, 2004. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Neuberger Berman, LLC and Subsidiary at November 30, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 31, 2005

Neuberger Berman, LLC and Subsidiary
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

November 30, 2004
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 142,337
Cash and securities segregated for the exclusive benefit of clients	1,006
Cash and securities deposited with clearing organizations (including securities with a market value of $16,222)	21,520
Securities purchased under agreements to resell	67,180
Receivable from brokers, dealers and clearing organizations	802,050
Receivable from clients	300,647
Securities owned, at market value	49,842
Fees receivable	24,818
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $37,774	7,997
Other assets	181,972
Total assets	$1,599,369
Liabilities and member's capital	
Payable to brokers, dealers and clearing organizations	$ 164,654
Payable to clients	713,476
Other liabilities and accrued expenses	252,616
Total liabilities	1,130,746
Member's capital	468,623
Total liabilities and member's capital	$1,599,369

See accompanying notes to consolidated statement of financial condition.

1. Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent") which is a direct wholly owned subsidiary of Lehman Brothers Holdings Inc., a Delaware corporation ("Lehman Brothers"). NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for clients, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management Inc. ("NBMI"), the adviser to the Neuberger Berman family of mutual funds. As a registered broker-dealer, NB, LLC also provides prime brokerage and correspondent clearing services to other firms.

During 2004, NB, LLC changed its fiscal year-end from December 31st to November 30th, to coincide with Lehman Brothers' fiscal year-end. This consolidated statement of financial condition represents the results from the eleven month period ("the Period") beginning January 1, 2004 and ending November 30th, 2004.

During 2004, NB, LLC began clearing its high net worth and institutional securities transactions on a fully disclosed basis through Lehman Brothers Inc. ("LBI").

On February 27, 2004, NB, LLC entered into a stock purchase and sale agreement with Lehman Brothers Bancorp, whereby it sold at fair value all of the issued and outstanding shares of its wholly-owned subsidiary, Neuberger Berman Trust Company of Delaware ("Delaware Trust Company"). The sale of Delaware Trust Company did not have a material effect on the NB, LLC's consolidated statement of financial condition.

The consolidated statement of financial condition include the accounts of NB, LLC and its wholly-owned subsidiary, Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company," "we," "us," or "our"). Intercompany transactions and balances have been eliminated in consolidation.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the audited consolidated statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

Securities and Securities Transactions

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis. Clients' security transactions are recorded on a settlement date basis with the related revenues and expenses recorded on a trade date basis.

Consolidation Accounting Policies

Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities–an interpretation of ARB No. 51," ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries," ("SFAS 94") should be applied. SFAS 94 is a control-based model and requires consolidation of operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest in an operating company. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected

2. Significant Accounting Policies (continued)

losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Accordingly, we consolidate operating companies in which we have a controlling financial interest. Operating companies in which we are able to exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest. The cost method is applied when we do not have the ability to exercise significant influence.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Identifiable Intangible Assets and Goodwill

Intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Equity-Based Compensation

Our employees participate in Lehman Brothers' stock-based incentive plans. Beginning in 2004, Lehman Brothers adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). Under this method of transition, compensation expense is recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the related service period.

2. Significant Accounting Policies (continued)

The adoption of the fair-value method of accounting by Lehman Brothers for equity-based employee awards did not have a material effect on the Company's audited consolidated statement of financial condition.

3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell, which are accounted for as financing transactions are collateralized primarily by government securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of the underlying positions on a daily basis compared with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Securities and other inventory positions owned that are financed under repurchase agreements are carried at market value with changes in market value recorded in the consolidated statement of income.

As of November 30, 2004, the Company had received securities with an aggregate market value of $66,830,000 and repledged $66,830,000 of the securities it had received under its resale agreements.

4. Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition.

In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

As of November 30, 2004, amounts receivable from and payable to brokers, dealers and clearing organizations include approximately $762 million of securities borrowed and approximately $47 million of securities loaned of which approximately $757 million were borrowed from and approximately $47 million were loaned to LBI.

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of November 30, 2004, the Company had received securities with a market value of approximately $730 million related to its securities borrowed transactions. As of November 30, 2004, the Company had pledged securities with a market value of approximately $46 million related to its securities loaned transactions. As of November 30, 2004, the Company repledged approximately $704 million of the securities it had received under its securities borrowed transactions.

6. Regulatory Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE"), NB, LLC is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires that it maintain minimum net capital, as defined under the alternative method, of the greater of $1.5 million or 2% of aggregate debit items arising from client transactions or 4% of funds required to be segregated pursuant to the Commodity Exchange Act. As of November 30, 2004, NB, LLC had net capital of approximately $196,391,000, which exceeded requirements by approximately $178,037,000. The net capital charge for the deductible on NBMI's fidelity bond has been borne by NB, LLC. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

As of November 30, 2004, NB, LLC was not required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. As of November 30, 2004, cash of approximately $7,000 and U.S. Treasury bills with a market value of approximately $999,000 have been segregated under the Commodity Exchange Act.

6. Regulatory Requirements (continued)

As a clearing broker-dealer, NB, LLC has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by NB, LLC as allowable assets in the correspondents' net capital calculation. At November 30, 2004, no collateral was required to be segregated in a special reserve bank account for the exclusive benefit of customers – PAIB under the SEC's Rule 15c3-3.

7. Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. Minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

	Amount
Year ending November 30:	
2005	$ 17,326,000
2006	16,872,000
2007	16,445,000
2008	15,917,000
2009	17,100,000
Thereafter	116,018,000

The Company has satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit as of November 30, 2004 were approximately $29,510,000.

The Company has an unsecured line of credit of $500,000,000 with Lehman Brothers. As of November 30, 2004, there were no outstanding borrowings under the line of credit.

7. Commitments and Contingencies (continued)

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, in the aggregate, have a material adverse effect on its audited consolidated statement of financial condition, results of operations or liquidity.

8. Lehman Brothers' Benefit and Incentive Plans

Our employees participate in certain of Lehman Brothers' various benefit and incentive plans. We record our allocated share of Lehman Brothers' benefit and equity based compensation cost. Through November 30, 2003, Lehman Brothers recognized its equity-based compensation costs in accordance with APB 25. Beginning in 2004, Lehman Brothers adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (see Note 1 to the consolidated statement of financial condition). The following is a description of certain of Lehman Brothers' various benefit and incentive plans.

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Lehman Brothers' common stock ("Common Stock") that may be issued under the LTIP may not exceed 7.7 million. At November 30, 2004, awards with respect to approximately 6.7 million shares of Common Stock have been made under the LTIP, of which approximately 5.2 million restricted shares, restricted stock units ("RSU's") and stock options are outstanding and 1.5 million have been converted to freely transferable Common Stock.

8. Lehman Brothers' Benefit and Incentive Plans (continued)

1999 Directors Stock Incentive Plan

The 1999 Neuberger Berman Inc. Directors Stock Incentive Plan (the "DSIP") provides for the grant of stock options or restricted stock to non-employee members of Neuberger's Board of Directors. Non-employee directors could elect to exchange a portion of their annual cash retainer paid by Neuberger for services rendered as a director for restricted stock. At November 30, 2004, awards with respect to approximately 63,000 shares have been made under the DSIP of which approximately 52,000 stock option awards are outstanding and approximately 11,000 have been converted to freely transferable Common Stock. We do not intend to grant additional awards from the DSIP.

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may be deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2004, awards with respect to approximately 155,000 shares of Common Stock have been made under the WAP of which approximately 74,000 shares are outstanding and approximately 81,000 have been converted to freely transferable Common Stock. We do not intend to allow further deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") provides for the issuance of RSU's, performance stock units, stock options and other equity awards for a period of up to ten years to eligible employees. The EIP has authorization from the Lehman Brothers' Board of Directors to issue up to 246.0 million shares of Common Stock that may be subject to awards. At November 30, 2004, awards with respect to 220.2 million shares of Common Stock have been made

8. Lehman Brothers' Benefit and Incentive Plans (continued)

under the EIP of which 115.3 million are outstanding and 104.9 million have been converted to freely transferable shares of Common Stock.

Restricted Stock Units

Eligible employees receive RSU's as a portion of their total compensation in lieu of cash. There is no further cost to the employees associated with the RSU awards. We measure compensation cost for RSU's based on the market value of the Common Stock at the grant date for awards granted prior to 2004 and based on the market value of the Common Stock at the grant date less a discount for sale restriction subsequent to the vesting date for awards granted in 2004. We amortize this amount to expense over the applicable service periods. RSU awards made to employees have various vesting provisions and generally convert to unrestricted freely transferable Common Stock five years from the grant date. We accrue a dividend equivalent on each RSU outstanding (in the form of additional RSU's), based on dividends declared on the Common Stock.

Employee Benefits Plans

Lehman Brothers provides various pension plans for the majority of its employees. In addition, Lehman Brothers provides certain post retirement benefits, primarily health care and life insurance to eligible employees.

9. Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Lehman Brothers and its subsidiaries. Our tax provision is computed in accordance with the tax sharing agreement between Lehman Brothers and its subsidiaries. In accordance with this agreement, the balance due at November 30, 2004 was $59,000,000. Our net deferred tax asset of $513,000 ($15,261,000 assets and $14,748,000 liabilities) relates to depreciation and amortization and deferred compensation and is included in other assets in our consolidated statement of financial condition. We anticipate our net deferred tax asset will be realized; therefore no valuation allowance has been recorded.

10. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximates market value due to their relatively short-term nature or variable market rates of interest.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance sheet risk or concentrations of credit risk.

The Company has a high net worth and institutional client base. The Company records client securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing, where applicable, of each broker-dealer, client and other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

For transactions in which the Company extends credit to clients, the Company seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral, or reduces securities positions when necessary. The Company's policy is to take possession of securities purchased under agreements to resell.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company enters into various over-the-counter, foreign exchange forward contracts on behalf of certain of its professional investor clearing services clients. These forward contracts, which are used by the clients to manage their portfolio exposure to foreign currency, are collateralized by the underlying securities in the clients' accounts and have been executed with major financial institutions. As a result, credit and market risks associated with these transactions have been greatly reduced. At November 30, 2004, the Company had outstanding obligations to purchase and sell foreign exchange forward contracts of $373,144,000, all of which are scheduled to expire by November 30, 2005.

12. Related Party Transactions

The Company has agreements with certain affiliates through which it earns investment advisory fees and commissions.

The Company has sub-advisory agreements with NBMI where the Company provides investment recommendations and research information.

The Company received fees for providing affiliates with certain general and administrative services and office space, respectively.

The Company paid fees to NBMI for marketing services.

The Company paid fees for the use of furniture and equipment owned by the Parent.

Securities owned, at market value include $46,075,000 invested in funds managed by NBMI.

Included in other assets is $40,986,000 due from affiliates for investment advisory fees and commissions receivable, expense processing and management fees partially offset by payroll expense payable.

Included in other liabilities and accrued expenses is $132,700,000 due to Parent and $10,895,000 due to affiliates.